SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

(Rule 13d-102)

Information to be Included in Statements Filed Pursuant

to § 240.13d-1(b), (c) and (d) and Amendments Thereto Filed

Pursuant to § 240.13d-2

UNDER THE SECURITIES EXCHANGE ACT OF 1934

WORLD POINT TERMINALS, LP

(Name of Issuer)

COMMON UNITS REPRESENTING LIMITED PARTNER INTERESTS

(Title of Class of Securities)

9819G107

(CUSIP Number)

DECEMBER 31, 2013

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.: 9819G107	SCHEDULE 13G

1	Names of Reporting Persons World Point Terminals, Inc.
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With:	5	Sole Voting Power 22,908,514 (1)
	6	Shared Voting Power
	7	Sole Dispositive Power 22,908,514 (1)
	8	Shared Dispositive Power
9	Aggregate Amount Beneficially Owned by Each Reporting Person 22,908,514 (1)
10	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11	Percent of Class Represented by Amount in Row (9) 69.3% (2)
12	Type of Reporting Person (See Instructions) CO

(1)	Represents 6,423,007 common units representing limited partner interests (“Common Units”), or 38.8% of the outstanding Common Units, and 16,485,507 subordinated units representing limited partner interests (“Subordinated Units”), or 100% of the outstanding Subordinated Units, in the Issuer held directly by CPT 2010, LLC (“CPT 2010”), of which World Point Terminals, Inc. (“World Point”) is the sole member. The Subordinated Units may be converted into Common Units on a one-for-one basis after expiration of the subordination period (as defined in the Issuer’s First Amended and Restated Agreement of Limited Partnership (the “Partnership Agreement”), which is incorporated by reference herein), and other circumstances as noted in the Partnership Agreement.
(2)	Based upon 16,575,507 Common Units and 16,485,507 Subordinated Units outstanding as of November 14, 2013, as reported in the Issuer’s most recent Form 10-Q filed on November 14, 2013.

CUSIP No.: 9819G107	SCHEDULE 13G

1	Names of Reporting Persons CPT 2010, LLC
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization Missouri
Number of Shares Beneficially Owned by Each Reporting Person With:	5	Sole Voting Power
	6	Shared Voting Power 22,908,514 (1)
	7	Sole Dispositive Power
	8	Shared Dispositive Power 22,908,514 (1)
9	Aggregate Amount Beneficially Owned by Each Reporting Person 22,908,514 (1)
10	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11	Percent of Class Represented by Amount in Row (9) 69.3% (2)
12	Type of Reporting Person (See Instructions) OO (limited liability company)

(1)	Represents 6,423,007 common units representing limited partner interests (“Common Units”), or 38.8% of the outstanding Common Units, and 16,485,507 subordinated units representing limited partner interests (“Subordinated Units”), or 100% of the outstanding Subordinated Units, in the Issuer held directly by CPT 2010, LLC (“CPT 2010”), of which World Point Terminals, Inc. (“World Point”) is the sole member. The Subordinated Units may be converted into Common Units on a one-for-one basis after expiration of the subordination period (as defined in the Issuer’s First Amended and Restated Agreement of Limited Partnership (the “Partnership Agreement”), which is incorporated by reference herein), and other circumstances as noted in the Partnership Agreement.
(2)	Based upon 16,575,507 Common Units and 16,485,507 Subordinated Units outstanding as of November 14, 2013, as reported in the Issuer’s most recent Form 10-Q filed on November 14, 2013.

CUSIP No.: 9819G107	SCHEDULE 13G

1	Names of Reporting Persons The Novelly Dynasty Trust
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization Governed by Missouri law
Number of Shares Beneficially Owned by Each Reporting Person With:	5	Sole Voting Power
	6	Shared Voting Power 22,908,514 (1)
	7	Sole Dispositive Power
	8	Shared Dispositive Power 22,908,514 (1)
9	Aggregate Amount Beneficially Owned by Each Reporting Person 22,908,514 (1)
10	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11	Percent of Class Represented by Amount in Row (9) 69.3%(2)
12	Type of Reporting Person (See Instructions) OO (trust)

(1)	Represents 6,423,0007 common units representing limited partner interests (“Common Units”), or 38.8% of the outstanding Common Units, and 16,485,507 subordinated units representing limited partner interests (“Subordinated Units”), or 100% of the outstanding Subordinated Units, in the Issuer held directly by CPT 2010, LLC (“CPT 2010”), of which World Point Terminals, Inc. (“World Point”) is the sole member. The Novelly Dynasty Trust and Novelly Family Trust (collectively, the “Novelly Trusts”) collectively own a controlling interest in World Point and as such, may be deemed to indirectly beneficially own the securities held by World Point. Paul A. Novelly II, Steven G. Twele and Karon M. Burns serve as trustees of each of the Novelly Trusts and have shared investment and voting control over the securities held thereby but may exercise such control only with a majority of the trustees. Each of Messrs. Paul A. Novelly II and Twele and Ms. Burns disclaims beneficial ownership except to the extent of their pecuniary interest, if any, in the securities held by World Point.
(2)	Based upon 16,575,507 Common Units and 16,485,507 Subordinated Units outstanding as of November 14, 2013, as reported in the Issuer’s most recent Form 10-Q filed on November 14, 2013.

CUSIP No.: 9819G107	SCHEDULE 13G

1	Names of Reporting Persons The Novelly Family Trust
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization Governed by Missouri law
Number of Shares Beneficially Owned by Each Reporting Person With:	5	Sole Voting Power
	6	Shared Voting Power 22,908,514 (1)
	7	Sole Dispositive Power
	8	Shared Dispositive Power 22,908,514 (1)
9	Aggregate Amount Beneficially Owned by Each Reporting Person 22,908,514 (1)
10	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11	Percent of Class Represented by Amount in Row (9) 69.3%(2)
12	Type of Reporting Person (See Instructions) OO (trust)

(1)	Represents 6,423,0007 common units representing limited partner interests (“Common Units”), or 38.8% of the outstanding Common Units, and 16,485,507 subordinated units representing limited partner interests (“Subordinated Units”), or 100% of the outstanding Subordinated Units, in the Issuer held directly by CPT 2010, LLC (“CPT 2010”), of which World Point Terminals, Inc. (“World Point”) is the sole member. The Novelly Dynasty Trust and Novelly Family Trust (collectively, the “Novelly Trusts”) collectively own a controlling interest in World Point and as such, may be deemed to indirectly beneficially own the securities held by World Point. Paul A. Novelly II, Steven G. Twele and Karon M. Burns serve as trustees of each of the Novelly Trusts and have shared investment and voting control over the securities held thereby but may exercise such control only with a majority of the trustees. Each of Messrs. Paul A. Novelly II and Twele and Ms. Burns disclaims beneficial ownership except to the extent of their pecuniary interest, if any, in the securities held by World Point.
(2)	Based upon 16,575,507 Common Units and 16,485,507 Subordinated Units outstanding as of November 14, 2013, as reported in the Issuer’s most recent Form 10-Q filed on November 14, 2013.

9819G107	SCHEDULE 13G

Item 1(a).	Name of Issuer: World Point Terminals, LP

Item 1(b).	Address of Issuer’s Principal Executive Offices: 8235 Forsyth Blvd., Suite 400 St. Louis, Missouri 63105

Item 2(a).	Name of Person(s) Filing: World Point Terminals, Inc. CPT 2010, LLC The Novelly Dynasty Trust The Novelly Family Trust	(“World Point”) (“CPT 2010”) (“Dynasty Trust”) (“Family Trust”) (together with the Dynasty Trust, the “Novelly Trusts”)

Item 2(b).	Address of Principal Business Office or, if none, Residence: Principal business office for World Point and the Novelly Trusts: 8235 Forsyth Blvd., Suite 400 St. Louis, Missouri 63105

Item 2(c).	Citizenship: World Point CPT 2010 Novelly Trusts	Delaware Missouri Governed by Missouri law

Item 2(d).	Title of Class of Securities: Common units representing limited partner interests

Item 2(e).	CUSIP Number: 9819G107

Item 3.	If this statement is filed pursuant to §§ 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

Not applicable.

CUSIP No.: 866142102	SCHEDULE 13G

Item 4.	Ownership:

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

	World Point		Dynasty Trust		Family Trust
(a) Amount beneficially owned:	22,908,514	(1,2)	22,908,514	(1,2,3)	22,908,514	(1,2,3)
(b) Percent of class:	69.3	%(4)	69.3	%(4)	69.3	%(4)
(c) Number of shares as to which such person has:
(i) Sole power to vote or to direct the vote:	22,908,514	(1)
(ii) Shared power to vote or to direct the vote:			22,908,514	(3)	22,908,514	(3)
(iii) Sole power to dispose or to direct the disposition of:	22,908,514	(1)
(iv) Shared power to dispose or to direct the disposition of:			22,908,514	(3)	22,908,514	(3)

(1)	Represents 6,423,007 common units representing limited partner interests (“Common Units”), or 38.8% of the outstanding Common Units, and 16,485,507 subordinated units representing limited partner interests (“Subordinated Units”), or 100% of the outstanding Subordinated Units, in the Issuer held directly by CPT 2010, of which World Point is the sole member.
(2)	The Subordinated Units may be converted into Common Units on a one-for-one basis after expiration of the subordination period (as defined in the Issuer’s First Amended and Restated Agreement of Limited Partnership (the “Partnership Agreement”), which is incorporated by reference herein), and other circumstances as noted in the Partnership Agreement.
(3)	World Point beneficially owns 6,423,007 Common Units, or 38.8% of the outstanding Common Units, and 16,485,507 Subordinated Units, or 100% of the outstanding Subordinated Units, in the Issuer. The Novelly Trusts collectively own a controlling interest in World Point and as such, may be deemed to indirectly beneficially own the securities held by World Point. Paul A. Novelly II, Steven G. Twele and Karon M. Burns serve as trustees of each of the Novelly Trusts and have shared investment and voting control over the securities held thereby but may exercise such control only with a majority of the trustees. Each of Messrs. Paul A. Novelly II and Twele and Ms. Burns disclaims beneficial ownership except to the extent of their pecuniary interest, if any, in the securities held by World Point.
(4)	Based upon 16,575,507 Common Units and 16,485,507 Subordinated Units outstanding as of November 14, 2013, as reported in the Issuer’s most recent Form 10-Q filed on November 14, 2013.

Item 5.	Ownership of Five Percent or Less of a Class:

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following:    ☐  Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person:

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person:

Not applicable.

Item 8.	Identification and Classification of Members of the Group:

Not applicable.

Item 9.	Notice of Dissolution of Group:

Not applicable.

Item 10.	Certification:

Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 7, 2014

WORLD POINT TERMINALS, INC.
a Delaware corporation

By:	/s/ Steven G. Twele
Steven G. Twele
Chief Financial Officer

CPT 2010, LLC
a Missouri limited liability company

By:	/s/ Steven G. Twele
Steven G. Twele
Chief Financial Officer

THE NOVELLY DYNASTY TRUST

Signature:	/s/ Paul A. Novelly II
Name:	Paul A. Novelly II, as Trustee

Signature:	/s/ Steven G. Twele
Name:	Steven G. Twele, as Trustee

Signature:	/s/ Karon M. Burns
Name:	Karon M. Burns, as Trustee

THE NOVELLY FAMILY TRUST

Signature:	/s/ Paul A. Novelly II
Name:	Paul A. Novelly II, as Trustee

Signature:	/s/ Steven G. Twele
Name:	Steven G. Twele, as Trustee

Signature:	/s/ Karon M. Burns
Name:	Karon M. Burns, as Trustee

JOINT FILING AGREEMENT

In accordance with Rule 13(d)-1(k)(1) under the Securities Exchange Act of 1934, as amended, the undersigned hereby agree to the joint filing with each other of the attached statement on Schedule 13G and to all amendments to such statement.

IN WITNESS WHEREOF, the undersigned hereby executed this Agreement as of February 7, 2014.

Dated: February 7, 2014

WORLD POINT TERMINALS, INC.
a Delaware corporation

By:	/s/ Steven G. Twele
Steven G. Twele
Chief Financial Officer

CPT 2010, LLC
a Missouri limited liability company

By:	/s/ Steven G. Twele
Steven G. Twele
Chief Financial Officer

THE NOVELLY DYNASTY TRUST

Signature:	/s/ Paul A. Novelly II
Name:	Paul A. Novelly II, as Trustee

Signature:	/s/ Steven G. Twele
Name:	Steven G. Twele, as Trustee

Signature:	/s/ Karon M. Burns
Name:	Karon M. Burns, as Trustee

THE NOVELLY FAMILY TRUST

Signature:	/s/ Paul A. Novelly II
Name:	Paul A. Novelly II, as Trustee

Signature:	/s/ Steven G. Twele
Name:	Steven G. Twele, as Trustee

Signature:	/s/ Karon M. Burns
Name:	Karon M. Burns, as Trustee